

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2012

Via Secure E-mail
Walter Scott
Chief Executive Officer
GFI Software S.a r.l.
7A, rue Robert Stumper
L-2557 Luxembourg
Grand Duchy of Luxembourg

> **Re: GFI Software S.a r.l.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted June 7, 2012**
> **CIK No. 0001534271**

Dear Mr. Scott:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments. Please note that references to prior comments are to those provided in our letter dated May 18, 2012.

Table of Contents, page i

1.   Further to prior comment 2, please re-locate your explanation of the term "business customers" as used in your prospectus to a more appropriate location in the submission. In addition, where you first explain the term in the forepart of the document, please clarify that if you receive orders from multiple subsidiaries of one parent company, you treat each of those subsidiaries as separate customers, as disclosed on page 100.

Prospectus Summary, page 1

General

2.   We refer to the supplemental materials provided in response to prior comment 3 relating to the following statement: "GFI MAX provides MSPs with access to what we believe to be one of the industry's broadest and most affordable portfolios of managed services solutions." Please clarify in an appropriate place in the prospectus that there are only five key competitors in the managed services solutions market, as noted in the supplemental materials provided.

Risk Factors

"If we are unable to generate significant volumes…," page 14

3.   We refer to prior comment 9. Rather than revising this risk factor to quantify the percentage of sales leads generated through visits to your websites by potential customers, as suggested by our prior comment, you have removed the reference to "a substantial majority." It appears that you should disclose and quantify in more specific terms the "substantial majority" of leads generated through visits to your websites, if such leads do in fact constitute a substantial majority, so that investors may better understand the scope of the risk described. Please revise or advise.

"If we fail to convert our free users into paying customers…," page 15

4.   Please disclose in this risk factor that your conversion rates are between 4% and 17%, depending on lead type and product, as you advise in the supplemental materials provided in response to prior comment 3. Alternatively, tell us how you concluded that this information is not material to potential investors.

Corporate Reorganization, page 43

5.   We note your response to prior comment 19 relating to the applicability of Rule 145 to your planned corporate conversion from a Luxembourg limited liability company to a Luxembourg joint stock company. Please provide us with additional information and a detailed analysis in support of your belief that the common shares in the joint stock company are not "new or different" securities than the common shares in the limited liability company. In this regard, discuss the respective features of the two corporate forms under applicable law and your governing documents, and explain the respective rights and obligations of shareholders in the two corporate forms. Examples of matters that your response should address include taxation, corporate governance, transferability of shares, and shareholder liability. Please also cite to the relevant securities law authority upon which you are relying with respect to your conclusion.

6.   In addition, please briefly explain the reason(s) for the pre-IPO corporate reorganization.

Operating and Financial Review and Prospects

Liquidity and Capital Resources

Allocations to Legal Reserve, page 74

7.   We note your response to prior comment 24. Please revise your disclosure to indicate that the allocation to the legal reserve is based upon Luxembourg GAAP. Additionally, we note that because you have historically reported losses, you have not completed any transfers to this reserve. In the event that you begin to report profits and transfers are required, please describe and quantify the applicable differences between IFRS as issued by the IASB and Luxembourg GAAP.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 76

8.   We note the disclosure added on page 77 in response to prior comment 25. As requested in our prior comment, please revise to disclose any limitations or uncertainties regarding comparability.

9.   We note the disclosure added on pages 79-80 in response to prior comment 27 and that the change between your valuations was due in part to changes in your market approach assumptions. As requested in our prior comment, please revise to quantify the specific material assumptions used in your analyses, including market assumptions as well as revenue growth rates.

Business

Sales and Marketing, page 99

10.   We note the revised disclosure provided in response to prior comment 30, discussing your arrangements with your channel partners that resell your products. Please also discuss your typical payment or discount arrangements with these channel partners, to the extent material to an understanding of your business and financial results. In this regard, we note your disclosure on page F-27 referencing discounts and commissions paid to resellers, distributors and OEMs.

Annual Consolidated Financial Statements

Consolidated Income Statement, page F-4

11.   We note your intention to provide pro forma earnings per share information in your Summary Consolidated Financial and Other Data and Selected Consolidated Financial

Data sections. Please confirm that your financial statements will also include similar pro forma disclosures.

Note 4 – Summary of Accounting Policies, Disclosures, Judgments, Estimates and Assumptions

Revenue recognition, page F-26

12.   We note your response to prior comment 37 indicates that when you determine that a sufficient number of transactions do not exist for a given population you consider other qualitative and quantitative factors, including transaction substance and established fair values of related products, in order to determine whether relevant evidence of fair value exists. Please provide us with an example of how you factor in transaction substance and the fair values of related products in making the determination. Please also describe your accounting treatment to the extent that you are unable to determine that relevant evidence of fair value exists.

13.   We further note that the last sentence in your response to prior comment 37 describes arrangements that include a product with an undefined service period. It appears that you consider the product (i.e., a perpetual license) and the service (i.e., concurrent maintenance) to be a single unit of accounting. Please advise and tell us how you recognize the revenue associated with these arrangements.

Web-based services – Activation Services, page F-28

14.   We note in your response to prior comments 39 and 40 that your activation and hosting services are sold through managed service provider customers (MSP customers) to their customers (End-user Customers). We further note that your branding services are sold only to MSP customers and not through to your End-user Customers. Therefore, the customer relationship periods used to recognize revenue associated with these services differ. Please update your disclosure to reflect that these services are sold to two different types of customers and therefore the customer relationship periods differ.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Branch Chief – Accounting, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3457 with any other questions. If you thereafter require assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.


Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
